UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: June 27, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

Annual General Meeting Results

On June 27, 2023 Altamira Therapeutics Ltd. (the “Company”) held its Annual General Meeting of Shareholders. Based on the presence in person or by proxy of holders of the Company’s outstanding ordinary shares constituting a quorum, each of the agenda items submitted to a vote of the shareholders was duly adopted by the requisite majority in accordance with the Company’s Bye-Laws:

Agenda Item 1: Re-election of the Members of the Board of Directors

The Company’s shareholders re-elected Messrs. Thomas Meyer, Alain Munoz, Mats Peter Blom and Ms. Margrit Schwarz, as members of the Board of Directors, each for a term of one year ending upon completion of the 2024 Annual General Meeting (or until their respective successors are elected).

Agenda Item 2: Appointment of Auditors

The Company’s shareholders elected BDO AG, Zurich, as auditors of Altamira Therapeutics Ltd. for the 2023 financial year.

Agenda Item 3: Compensation of the Board of Directors and the Executive Officers

The Company’s shareholders approved, on a non-binding advisory basis, the 2023 Board of Directors’ and Executive Officers’ compensation.

Agenda Item 4: Reduction in the Share Premium Account

The Company’s shareholders approved the reduction in the share premium account of the Company with effect from June 27, 2023 by USD 208,773,455.00, and to credit the amount of the reduction to the contributed surplus account of the Company.

Agenda Item 5: Increase of the Authorized Share Capital

The Company’s shareholders approved to increase the authorized share capital of the Company from CHF 5,400,000 divided into 25,000,000 common shares of CHF 0.20 each and 20,000,000 preference shares of CHF 0.02 each to CHF 20,400,000 divided into 100,000,000 common shares of CHF 0.20 each and 20,000,000 preference shares of CHF 0.02 each, by the creation of an additional 75,000,000 common shares of CHF 0.20 each ranking pari-passu with the existing common shares of the Company.